INVESTMENT MANAGERS SERIES TRUST
803 W. Michigan Street
Milwaukee, Wisconsin  53233

September 29, 2010

Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Attention:  Division of Investment Management

Re:	Investment Managers Series Trust File No. 333-122901
on behalf of GaveKal Platform Company Fund (the “Registrant”)

Below is a summary of the comments provided by Mr. Ganley of the staff of the Securities and Exchange Commission (the "Commission") by telephone on August 31, 2010, for the GaveKal Platform Company Fund, a series of Investment Managers Series Trust.  All of the comments have been updated or explained below and are reflected in the Post-Effective Amendment Number 107 filed concurrently with this correspondence.

PROSPECTUS

Page 1 – Summary Section (Fees and Expenses of the Fund)

1.	Provide the Staff the completed fee table and expense example before effective date.

RESPONSE: A completed fee table and expense example was provided via email to Mr. Ganley on September 23, 2010.

2.	On footnote (2), represent in the response letter the term of the operating expense limitation agreement is one year from the effective date.

RESPONSE:  The Registrant represents that the Operating Expense Limitation Agreement is for one year term expiry on September 30, 2011.  In addition, the Operating Expense Limitation Agreement is filed with PEA #107 concurrently with this correspondence.

Page 2 -  Summary Section (Principal Investment Strategies)

3.	First paragraph, includes a market cap range of MSCI World Index.

RESPONSE: The Registrant made a minor revision to its principal investment strategies.  It has been revised to clarify that the Registrant will now invest in common stock of “any” size which is in line with its benchmark index, the MSCI World Index, the index the fund seeks to outperform.  Accordingly, we added a definition of “MSCI World Index” in the principal investment strategies section and a “small- Mid-Cap Company Risk” disclosure in the Principal Risks.  Also, a definition of “Platform Company” had been added to the principal investment strategies section.  The Registrant believes the definition will provide investors a better understanding of the Fund’s strategy and objective (a revised amended “Principal Investment Strategies” was provided via email to Mr. Ganley on September 23, 2010).

4.	First paragraph, confirm if the Fund intends to invest in emerging markets.

RESPONSE:  The Registrant intends to have limited exposure in emerging markets (no more than 20% of the Fund’s total assets). Accordingly, we added an “Emerging Market Risks” disclosure in the Principal Risks.

5.	Second paragraph, describe or provide more explanation on the advisor’s investment process.

RESPONSE:  The second paragraph has been revised as follow: “The Fund advisor’s investment process is a blend of: 1) a fundamental stock selection model, 2) a technical analysis methodology, and 3) top-down macroeconomic models.  The advisor employs a proprietary process to measure issuers’ corporate profitability, financial strength and growth potential by accounting for corporate intangible investments (e.g., research and development). The advisor also employs proprietary macroeconomic models that relate economic activity and global asset values to corporate operating performance. Finally, the advisor uses a proprietary technical analysis methodology it has developed to measure relative price trends. Based on the advisor’s fundamental, technical and macroeconomic analysis, it assembles a portfolio of equities that it feels offers the best opportunity for capital appreciation. The Fund advisor's sell discipline is designed to limit downside volatility and includes consideration of the following factors: 1) price momentum, 2) earnings momentum, 3) currency level for foreign companies, 4) valuation and 5) macroeconomic factors.”

Page 6 – Portfolio Manager

6.	Provide more details on portfolio manager’s current business experience.

RESPONSE: More details on portfolio manager’s current experience are added.

Legal Opinion

1.	Provide the Staff a copy of the legal opinion before filing it with the next post-effective amendment.

RESPONSE: A copy of the legal opinion was provided via email to Mr. Ganley on September 23, 2010.

The Registrant acknowledges that the adequacy and accuracy of the disclosure in the filing is the responsibility of the Registrant.  The Registrant acknowledges that any comments or changes to disclosure in the filing provided by the Commission staff, acting pursuant to delegated authority, do not foreclose the Commission from taking any action with respect to the filing and the Registrant represents that it will not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions or additional comments, please contact me at (626) 914-2109.  Thank you.

Sincerely,

/s/SARDJONO KADIMAN

Sardjono Kadiman
Investment Managers Series Trust
Assistant Treasurer
626-914-2109